Filed by Tower Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Tower Financial Corporation

Commission File No. 000-25287

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Tower Financial Corporation (“TFC”) pursuant to the terms of an Agreement and Plan of Merger dated as of September 9, 2013 (the “Merger Agreement”) between Old National and TFC. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by TFC on September 10, 2013.

Tower Financial Corporation

September 26, 2013

Valued Client,

You’re the reason Tower Private Advisors exists, and we’re thankful that you’ve chosen us to serve your trust and investment needs. Recently, Tower announced plans to partner with Old National Bank. We want to assure you that Old National Bank will only add to our commitment to you and this community.

I am certain our new partnership will enhance our relationship and serve you well as a Tower customer. The wonderful team of people available to help you will grow, along with the number of quality products available from which to choose. Our dedication, passion for premium service, and deep commitment to building local relationships will not waiver. Our focus is, and will remain, on you and the communities we serve.

Our pledge is to continue to earn your trust and respect. As I have told my fellow team members, at the end of the day, it is not the name on the outside of the building that matters; it is the people inside that make the true difference.

It will be early 2014 before we’ll have information available on additional products or service options. Please be assured that we’ll continue to provide the right financial expertise, and strive to exceed your service expectations – just as we always have.

If you have questions about Tower Private Advisors or Tower Bank in general, I am eager to help where I can. You can email me directly at gary@towerprivateadvisors.net and I promise to respond within a few days.

Again, thank you and all the best,

Gary D. Shearer,

CFA President & CEO

This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The offering will be made only by means of a prospectus which is a part of such registration statement.

Additional Information for Shareholders

In connection with the proposed merger, Old National will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include Tower’s Proxy Statement and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Tower and Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings,” or from Old National’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Tower and Old National and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 28, 2013. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Tower’s and Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Tower’s and Old National’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Tower and Old National to execute their respective business plans (including the proposed acquisition of Tower) and satisfy the items addressed in Old National’s Consent Order with the Office of the Comptroller of the Currency; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Tower’s and Old National’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Report and other factors identified in Tower’s and Old National’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this Report, and neither Tower nor Old National undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Report.